Seaport Global Acquisition II Corp.
360 Madison Avenue, 20th Floor

New York, NY 10017

November 15, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Austin Wood

Re:	Seaport Global Acquisition II Corp. Registration Statement on Form S-1 File No. 333-260623

Mr. Wood:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Seaport Global Acquisition II Corp., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on Wednesday, November 17, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Paul Hastings LLP, request by telephone that such Registration Statement be declared effective.

Please contact Will Burns of Paul Hastings LLP, counsel to the Company, at (713) 860-7352, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Stephen Smith
Stephen Smith
Chief Executive Officer

[Signature Page to Acceleration Request]